Filed by DRS Technologies, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                                Under the Securities Act of 1934

                               Subject Company: Engineered Support Systems, Inc.
                                                   Commission File No. 000-13880



This filing contains the transcript of a DRS Technologies conference call and simultaneous internet broadcast on September 22, 2005, which was hosted by Mark
S. Newman, Chairman, President and Chief Executive Officer; Richard A. Schneider, Executive Vice President and Chief Financial Officer; and Patricia
M. Williamson, Vice President, Corporate Communications and Investor Relations.


-------------------------------------------------------------------------------
                                                               FINAL TRANSCRIPT





   Thomson StreetEvents(SM)                         [GRAPHIC OMITTED]
   Conference Call Transcript

   DRS - DRS Technologies Conference Call

   Event Date/Time: Sep. 22. 2005 / 9:30AM ET
   Event Duration: N/A







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

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Sep. 22. 2005 / 9:30AM, DRS - DRS Technologies Conference Call
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CORPORATE PARTICIPANTS

 Patricia Williamson
 DRS Technologies - VP of IR

 Mark Newman
 DRS Technologies - President and CEO

 Gerry Potthoff
 Engineered Support Systems - Vice Chairman and CEO

 Richard Schneider
 DRS Technologies - CFO


CONFERENCE CALL PARTICIPANTS

 Howard Rubel
 Jefferies & Co. - Analyst

 Steve Binder
 Bear Stearns - Analyst

 Myles Walton
 CIBC World Markets - Analyst

 Cai von Rumohr
 SG Cowen - Analyst

 Sam Pearlstein
 Wachovia - Analyst

 Ferat Ongoren
 Citigroup - Analyst

 Patrick McCarthy
 Friedman, Billings, Ramsey - Analyst

 Peter Arment
 JSA Research - Analyst

 Greg Alexopoulos
 Morgan Stanley - Analyst

 Michael French
 Kaufman Brothers - Analyst

 Alex Motamed
 Thomas Weisel Partners - Analyst

 Alexi Coscoros
 Bear Stearns - Analyst

PRESENTATION

--------------------------------------------------------------------------------
Operator


Good morning everyone and welcome to today's DRS Technologies conference call. At this time all participants are in a listen-only mode. Later we will conduct a question-and-answer session and instructions will follow at that time. (OPERATOR INSTRUCTIONS) As a reminder, ladies and gentlemen, this conference is being recorded.

At this time for opening remarks and introductions, I would now like to turn the call over to Ms. Patricia Williamson, Vice President of Corporate Communications and Investor Relations for DRS Technologies. Please go ahead.

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Patricia Williamson  - DRS Technologies - VP of IR


Good morning and thank you for joining us on today's conference call. By now everyone should have received a copy of today's news release. If anyone did not receive a copy of our news release it is available on our website at www.DRS.com. With me today are Mark Newman, Chairman, President and Chief Executive Officer of DRS Technologies; Richard Schneider the Company's Executive Vice President and Chief Financial Officer; and Gerry Potthoff, Vice Chairman and Chief Executive Officer of Engineered Support Systems.

Before we begin, I'd like to remind everyone that we are providing a simultaneous webcast of this call to the public. An archive of this webcast will be available later this morning on website and will remain on line for approximately 90 days. Today's presentation is for information only. It is neither an offer to sell or a solicitation of an offer to buy any security.

The Company's remarks today may conclude some forward-looking statements and certain non-GAAP financial metrics. For more information regarding the Company's definition of these metrics and their usefulness in interpreting DRS's financial results, please refer to today's release and the Company's filings with the Securities and Exchange Commission. In accordance with the Safe Harbor provisions in the Private Securities Litigation Reform Act of 1995, any matters discussed today that are not historical facts including the Company's plans, objectives and expected performance are forward-looking statements which are subject to various risks and uncertainties detailed in today's news release and the Company's SEC filings.

DRS does not undertake any obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.

I'd now like to turn the call over to Mark Newman. Mark?

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Mark Newman  - DRS Technologies - President and CEO


Thanks, Pat, and good morning to all of you. I'm pleased you could join us on today's call. As you saw earlier this morning, DRS and Engineered Support Systems jointly announced that we signed a definitive agreement for DRS to acquire all of the outstanding stock of Engineered Support Systems for $43 per share; 70% in cash and 30% in DRS stock.

As we described in the news release, we're very excited about this acquisition for a number of reasons. But most importantly because it will satisfy a long held strategic goal of ours to build a strong military services and support capability that would be highly complementary to our strength in C4I SR, defense technology products and systems. The combination of our two companies will create a leading supplier of integrated hardware, software and support and services for U.S. military forces, intelligence agencies, prime contractors and international military forces. Both companies view this transaction as very positive for shareholders and as a home run for our customers.

As we mentioned in the news release, the acquisition is expected to be accretive to earnings and in its first full fiscal year of operation with DRS we're anticipating a $0.20 contribution to earnings per share and an additional 1.23 billion in revenues, putting us at a run rate exceeding 2.5 billion in annual sales.

The business focus of Engineered Support Systems has been a key area of interest to us for awhile. And like DRS the company is very much in sync with customer funding priorities, future department of defense requirements in growing markets such as Homeland Security. The addition of Engineered Support will significantly broaden our presence with all branches of the armed services, government agencies and Homeland Security markets through both customer and program diversification. The combination of the two companies will create an industry leading defense technology and services company. With Engineered Support, DRS will increase our value to our customers because we will be able to do more for them through a wide array of integrated products, subsystems and service solutions.

We see this as a milestone in our history and for the defense industry. It represents the combination of two mid-sized publicly held defense companies.

Slide four shows the details of the transaction which were also included in the news release. We expect to complete the acquisition before the end of our fiscal year in March.

The next slide shows the sources and uses of funding for the transaction. At closing the ratio of DRS's total debt to pro forma EBITDA for the preceding 12 months will be about 5.6. The strong free cash flow of the combined company should organically delever the company to 4.3 by the end of fiscal 2007. The sources and uses that we're showing here of course are notional in nature and they'll be exactly worked out when we present our roadshow later on in the year.

Let's take a few minutes to just talk about Engineered Support Systems. Engineered Support operates with two segments, support systems and support services. Going down the list of key capabilities for each group, there are a number of synergies with existing DRS businesses that we've identified specifically in the area of power technology, automatic test equipment, vehicle electronics in training that strongly complement our existing involvement in related programs. With these complementary programs, extensive engineering talent and intellectual capital and a greatly expanded business range in key service and support areas, the DRS Engineered Support combination will place us in a unique position to further capitalize on the military's near term force modernization and reset initiatives as well as future requirements to support mobile forces associated with transformation initiatives.

Many of the companies within EASI's service organization are household names in the customer community. I'm going to go through a few slides and start with their areas of expertise. ESSI is a leader in environmental systems, power systems, telecommunications services, defense systems, electronics systems and integrated logistics services. What I'll do is just quickly touch on some of these areas of expertise and why they fit with DRS's strategy.

In the area of environmental systems, Engineered Support's expertise in chem bio protection has application at home and abroad. In the power systems area all these technologies fit with DRS's core power capabilities and all are complementary with our business.

In the area of telecommunications services, Engineered Support's telecom services business complements many of our thrusts in secure communications and special operations. Their defense systems area of business is new to DRS and adds customers and products to our growing portfolio.

The Company's electronics systems area supports DRS in many areas such as radar and target acquisition. And their integrated logistics services is really something that we're interested. Integrated logistics services is a strategic business expansion for DRS and one that we identified many, many years ago as an adjunct to our current business.

There is a strong strategic rationale for acquiring Engineered Support Systems and many of these points I've already touched on. Through organic growth and acquisitions and a customer centric philosophy, Engineered Support Systems has built a respected and recognized business focused on advanced sustainment in technologies and support services for a variety of military missions. Having successfully made inroads into the homeland defense marketplace, Engineered Support will serve as a conduit to sell DRS products to an established customer base.

Future DOD requirements underscore the need for mobile forces that can be quickly deployed with particular emphasis on Army modularity, Up Armor and reset with funding been diverted away from new big ticket weapons and platforms. The focus in modularity and increased ground troops will translate to a higher demand for soldier support systems and services.

Significantly, this acquisition will balance DRS's strong record of providing hardware with a services and support component resulting in full lifecycle involvement with fielded systems complementing DRS's programs primarily funded through procurement and RDT&E budgets that will increase access for us in the government operations and maintenance accounts or O&M.

In addition to providing related or complementary systems and services, Engineered Support will significantly contribute to program and customer diversification so that our single largest program will account for no more than 3% of sales and our 10 largest programs together will generate only about 20% of sales. We will have more opportunities to participate in Army and Marine Corps programs and our Air Force business will more than double.

In addition to expanding our product base and adding support services, we will be positioned to better serve our customers through integrated turnkey solutions while achieving economies of scale through efficient supply chain management making DRS a stronger competitor. With Engineered Support Systems, DRS can become more involved in small-scale systems integration related to parameters security, access control and high-value asset protection.

Engineered Support also can serve as a conduit for some of DRS's products that can support the missions of Homeland Security and emergency first responders including portable night vision products, mobile rugged computers, intelligence products and power generators with the added strength of their own offerings in mobile environmental sheltering, wireless communications and surveillance sensors.

The acquisition is expected to have a significant impact on our company with complementary services rounding out a strong hardware focused portfolio. The combination will create a stronger market leadership position for DRS through significant scale, a more diverse base of customers, enhanced shared capabilities in radar, power management, infrared, communications and surveillance technologies, a highly diversified mix of programs and platform applications and strong inroads into Homeland Security.

Our pro forma financials show the contribution of the acquisition through its first full year with DRS and its expected positive impact to our top-line, EBITDA margins and EPS growth. As you can see, the debt ratios are expected to improve in a relatively short period a time. By the way, this is the first cut of our FY '07 operating plan that we're presenting to you now.

Before we take your questions, let me close my remarks with a few areas that I would like you to be aware of. First of all, this combination now puts DRS in the position of being a top 25 defense company. And in fact by the time we complete our first fiscal year, we will be well within the top 20 defense companies in the world.

Second, if we take a look at customer diversification, we're looking at a chart here of our business as a standalone for fiscal '06 estimated, and then if you look on the right you are seeing the business together. What you see very clearly now is that U.S. Air Force business is growing from 9 to 23%, a major stated goal of the company to expand our presence with the Air Force. International military comes down and we see a lot of room for expansion in that area and of course government and commercial business is a little down but on a much bigger pie. So we're looking at a lot of improvement in that area as well.

So I think what you are looking at is a very well-balanced portfolio in excess of 2.5 billion. In fact, as we say for fiscal '07 about 2.9 billion in revenue.

Our top 10 programs, as I mentioned before, are 21%. Up to now our top 10 programs represent 29% of our business. Again, a lot of diversification. Our single largest program goes down from 6% to only 3% which is very, very healthy, as you know, in this business.

And finally as we've talked about, we are heavy in the procurement and RDT&E budgets. They are very heavy in the O&M budget as well as procurement and RDT&E and there is about an equal balance between procurement and O&M. So O&M, which represents probably $150 billion a year, is a huge market that we've been looking at for a long, long time.

As you see on the map, we're now expanding our presence throughout the U.S. from 16 states to 23 states. And in actuality we're looking at a combined company of about 9600 employees between those states, Canada and the UK.

We bring with Engineered Support a broad spectrum of capabilities. If you look at this chart what you see are the two existing DRS groups and we run our company, as you know, in a group structure. We have our C4I and surveillance and reconnaissance groups. What Engineered Support brings is an entire service and support organization. And what's interesting as we're showing this in concentric circles which says that there are overlaps, although minor, between the three groups of business. And it gives us opportunity to reposition some of that portfolio to better serve our customers.

In the end what we will have is a very interesting group structure of about three groups all close to a billion dollars in size. And it creates a leading supplier of integrated hardware, software and service and support.

If you take a look at the next slide what you see are complementary product base expansion. And in each one of these boxes we're pointing out those areas that Engineered Support is very strong in and those areas that DRS is very strong in. So for example if you look at our power business, they've got a heavy market penetration in generator sets. We've got a heavy market penetration in shipboard power conversion. They are in ground and airborne, etc. I think the combination of the hybrid electric initiatives that we've had with some of their Gen set initiatives could make a very, very strong force for the future.

And this goes on. We're very heavy in airborne -- I'm sorry in ground vehicles -- and they are heavy in airborne EW. In the EOIR area, EOIR is a core business for DRS; it's a niche business for Engineered Support. So I think in every case what you see here is a strong combination.

If you take a look at our integration history, its been very positive. If you take a look at IDT, which was the last major acquisition that we did about two years ago, what we saw was that we had strategic business units. And those strategic business units were established to anchor our operating business.

So where we had lots of diverse businesses, we were able to combine them into very key elements that would then report up to our group structure. If you recall, we have our C4I group which consists of four strategic business units and our surveillance reconnaissance group that consists of three strategic business units. And I think you'll see the same thing as we begin the integration of Engineered Support. I think what you'll see is the key areas of business that they have will then be broken up into a SBU structure reporting up to a services and support group.

As we move forward, we're going to have an integrated company with three operating groups. And what this does it retains the existing organization and a very strong organization, I might add, at Engineered Support based in St. Louis. We have a manageable number of reporting entities reporting up to corporate headquarters so we are only going to have three group presidents reporting in.

And finally it permits a refinement of our group and SBU structure which I think we've demonstrated over the years we've done very, very effectively.

So before we take your questions, let me close my remarks by saying that we're very excited about this transaction and we look forward to its completion before the end of our fiscal year. The close customer relationships and breadth of services that Engineered Support provides will have a significant impact on the fundamental composition of our company, what we can offer our customers and our level of program participation.

The environment in which today's military operates is characterized by complexity, continuous change and rapid deployment requiring contractors to demonstrate flexibility in their responses and provide a broad set of capabilities to best serve their needs. I'm confident that the addition of Engineered Support will enhance DRS's competitive profile and increase our ability to participate across a spectrum of initiatives.

Before we answer your questions, I'd like to introduce Mr. Gerry Potthoff, for a few remarks. Gerry?

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Gerry Potthoff - Engineered Support Systems - Vice Chairman and CEO


Thanks, Mark, and folks I know there's a lot of questions this morning. I'll be very brief. First, good morning. Obviously we are very, very excited. Mark has done an outstanding job of developing the business fit, the capabilities that we will be in a position to provide to our customers. He's talked about the synergism. And then really in summary why this is good for our stockholders; why it is good for our customers; and why it is good for our employees.

Something that I would just like to touch on briefly is huge to us and it has to with our culture. Our common cultures. Over the years I know that DRS and ESSI, when we have made acquisitions, number one on the requirement list is we will only combine cultures if effective -- will people be able to work together as effective, cohesive, high-performance team and I want to assure you that's the environment that we have seen as potential for the last four years as we've worked and gotten to know Mark and his management team. That is just in our way of thinking huge. And we are very excited because of the culture that we're going to be working in to achieve great things.

When I think of it in summary form, it has to do with what was in the press release. This is another exciting chapter for ESSI and DRS taking our companies to the next level and delivering excellent value to our stockholders.

With that said, I'd simply like to think you, Mark, and your team for having faith and confidence in us. Obviously thanks to all of our employees, all of our existing owners, our Board and many other people that we've been so fortunate to be associated with to have the kind of success we've had. So we are more than excited, I know that probably doesn't represent effectively the words that we can convey this morning. But, I'll just begin and end with that and thank you.

And Mark, back to you. I think you are ready to entertain questions.

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Mark Newman  - DRS Technologies - President and CEO


Thanks, Gerry. And I tell you we look forward to getting the people from both companies to start meeting each other and getting a lot closer as we pursue the future of the defense marketplace.

Now we'd be very happy to take your questions.

QUESTION AND ANSWER

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Operator


Thank you. (OPERATOR INSTRUCTIONS) Howard Rubel from Jefferies.

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Howard Rubel  - Jefferies & Co. - Analyst


Thank you very much. Good morning, Mark.

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Mark Newman  - DRS Technologies - President and CEO


Hi, Howard. How are you?

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Howard Rubel  - Jefferies & Co. - Analyst


I'm fine, thank you. I have two questions. First, would you characterize the $0.20 as the midpoint of probable outcomes?


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Mark Newman - DRS Technologies - President and CEO


Yes. All you have to do is look back at our history and what we try to do as we go into something like this is to try to give an expected case. It's not the best case, certainly not the worst case, it's an expected case. And I think that it shouldn't be any less than $0.20.

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Howard Rubel  - Jefferies & Co. - Analyst


That's terrific. And then the second, which I -- just to push a little bit on sort of the strategic rationale for EASI. Could you address a little bit the barriers to entry that the combined company will have? And then also the ability to renew contracts. Because it looks to me as if your revenue forecast for EASI appears to show a fairly marked slowdown after their fiscal year that ends in October.

--------------------------------------------------------------------------------
 Mark Newman  - DRS Technologies - President and CEO


Well, I think any slowdown that we are showing is because when we try to forecast the future now, we're looking at a 6 to 8% growth rate. Nobody knows what's going to happen within the defense budget going forward. But we know that given the kinds of areas that we're operating in, we should see organic growth. So we've basically slowed down the growth to present a very realistic case for the future.

They've got sole source positions on many programs and they are the number one competitor on many programs. I think they've got good chances of winning the things that they are competing against or competing for, rather. And I think you could see some upside in the growth. But I think the best way to present this right now is in a conservative picture.

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Howard Rubel  - Jefferies & Co. - Analyst


I appreciate that. I think that is true. You have sort of been giving us a little bit better than what the outlook has been. Thank you.

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Operator


Steve Binder from Bear Stearns.

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Steve Binder  - Bear Stearns - Analyst


Good morning. Mark, can you maybe just touch on -- you've been at 60% net debt to total cap in the past about five years ago. I'm just wondering from an acquisition standpoint how does this on a go forward basis change your acquisition program? Do you kind of go on a holiday for a year or so or do you feel like you can continue with this balance sheet to make a couple hundred million, 100 to 200 million of acquisitions a year?

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Mark Newman  - DRS Technologies - President and CEO


I think what you will find is we're going to go on a holiday. We went on a holiday essentially after we completed IDT, a very disciplined holiday. We turned away a lot of interesting companies. But we did it because our number one focus was to begin to lighten the debt load which is what we did. And I think going forward certainly as we look out over the next couple of years, our goal is going to be to pay debt down. Do you want to add anything to that, Rich?

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Richard Schneider  - DRS Technologies - CFO


Steve, we are very comfortable with the leverage that we're at at this point based on our model which I think it's already come out that we've been conservative in the way we've constructed the model. We do leverage pretty fast.

--------------------------------------------------------------------------------
Steve Binder  - Bear Stearns - Analyst


Okay. Mark, maybe you just want to touch organically, you did touch on it a second ago about organic growth. How do you think on the next two, three years -- how does it really change your organic growth profile from DRS legacy? And then maybe touch on that in light of defense budget that presumably is going to obviously slow in the next three years?

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Mark Newman  - DRS Technologies - President and CEO


Well, I think in a macro sense, we don't know what's going to happen three or four years out. I think given the bookings level that we're starting to see already with regard to the supplementals that have already been passed, not to mention what's going to happen this year; we're looking at a pretty healthy organic growth. In fact, if we're going to come to 2.9 billion next year and if they are doing 1.2, that puts us obviously at 1.7 billion. And that is over a $1.5 billion year that we're talking about this year and that's essentially without acquisition.

So we've got a pretty good growth profile, organic growth profile, certainly in excess of the 6 to 8% that we've talked about.

The other thing that I think is very interesting is there will be some things that happen in the defense budget, as people are predicting. But I think you'll also see a lot more spending in Homeland Security. And between a lot of the initiatives that we had in the core company plus initiatives that Engineered Support has, we will be able to start to attack the Homeland Security budget as they begin to spend money there.

--------------------------------------------------------------------------------
Steve Binder  - Bear Stearns - Analyst


Okay. Rich, what was the blended interest rate you are assuming on the mix of borrowings?

--------------------------------------------------------------------------------
Richard Schneider  - DRS Technologies - CFO


About 6.5%, Steve.

--------------------------------------------------------------------------------
Steve Binder  - Bear Stearns - Analyst


Okay, great. Thanks a lot.

--------------------------------------------------------------------------------
Operator


Myles Walton from CIBC.

--------------------------------------------------------------------------------
Myles Walton  - CIBC World Markets - Analyst


With the 16 70 you put out this morning for '07, just to kind of echo on Howard's question, that seems to be a nice organic step for you -- about 10.4%. Is that the midpoint of your new guidance? Is that kind of where you, not too small, not too big?

--------------------------------------------------------------------------------
Mark Newman  - DRS Technologies - President and CEO


Keep in mind being on a March 31 year end, we're going through our whole planning cycle as we speak. In fact our big kick-off meeting happens to be next week. So given what we are seeing in bookings right now, all right, I think we've given a nice conservative approach to where we think we will be next year.

--------------------------------------------------------------------------------
Myles Walton - CIBC World Markets - Analyst


Great, thanks. And then to the ESSI estimate of synergies and amortization of intangibles. If you can just break out how much you are assuming right now in that $0.20?

--------------------------------------------------------------------------------
Richard Schneider  - DRS Technologies - CFO


The amortization of intangibles in total will be, the depreciation and amortization is going to be about 100 million a year. The DRS piece has been about 50 in the past.

--------------------------------------------------------------------------------
Myles Walton  - CIBC World Markets - Analyst


And then on synergies?

--------------------------------------------------------------------------------
Richard Schneider  - DRS Technologies - CFO


Synergies we're estimating about $15 million.

--------------------------------------------------------------------------------
Myles Walton  - CIBC World Markets - Analyst


Okay, great. And once the transaction is complete and I assume you don't expect much in the way of HSR concerns?

--------------------------------------------------------------------------------
Mark Newman  - DRS Technologies - President and CEO


Right.

--------------------------------------------------------------------------------
Myles Walton  - CIBC World Markets - Analyst


Can you give us the relative proportion of service versus product?

--------------------------------------------------------------------------------
Mark Newman  - DRS Technologies - President and CEO


That is a good question. I think that out of a total of 2.9, if you add in some of the service that we are doing, you're probably looking at about 500 million.

--------------------------------------------------------------------------------
Myles Walton  - CIBC World Markets - Analyst


All right, great. Thanks.

--------------------------------------------------------------------------------
Operator


Cai von Rumohr from SG Cowan.

--------------------------------------------------------------------------------
Cai von Rumohr  - SG Cowen - Analyst


Yes, thanks a lot. Could you give us specifically kind of the range on the intangibles specifically so we can kind of notch off your assumptions for EASI in 2007 with our own kind of current stand-alone assumptions?

--------------------------------------------------------------------------------
Richard Schneider  - DRS Technologies - CFO


We're estimating about $30 million amortization on the intangibles per year.

--------------------------------------------------------------------------------
Cai von Rumohr  - SG Cowen - Analyst


So really we should take our number and subtract 15, subtract the 30 of intangibles and add the 15 to get the EBIT number? Is that correct?

--------------------------------------------------------------------------------
Richard Schneider  - DRS Technologies - CFO


 We've got 15 in EBIT -- in synergies factored into our model, yes.

--------------------------------------------------------------------------------
Cai von Rumohr  - SG Cowen - Analyst


Got it. Okay, okay, good. And then just in terms of the process here, can you give us any color like how long have you been talking? Was this an auction and that sort of a process?

--------------------------------------------------------------------------------
Mark Newman  - DRS Technologies - President and CEO


These are all interesting questions. We've obviously known Engineered Support for many, many years, as Gerry alluded to. But you don't normally have questions like this. It has really come up within the last month that it became something that we began to explore.

--------------------------------------------------------------------------------
Cai von Rumohr  - SG Cowen - Analyst


Okay. And was this in auction? I mean were you --?

--------------------------------------------------------------------------------
Mark Newman  - DRS Technologies - President and CEO


I wouldn't characterize it as an auction. I would say that there were other interested parties that naturally came around. But I don't think it was a classic hot and heavy auction like you are alluding to.

--------------------------------------------------------------------------------
Cai von Rumohr  - SG Cowen - Analyst


Okay.

--------------------------------------------------------------------------------
Mark Newman  - DRS Technologies - President and CEO


Their books went out to one million people and they all started bidding. I think Engineered Support was looking for the best home for the Company at a very, very fair price.

--------------------------------------------------------------------------------
Cai von Rumohr  - SG Cowen - Analyst


Is there a breakout fee associated with this transaction, Mark?

--------------------------------------------------------------------------------
Mark Newman  - DRS Technologies - President and CEO


There is a $16 (ph) million breakup fee which I think was disclosed. It is now. And that is basically in the presentation we just gave. There were some nice slides that we had but I don't know if everyone got the slides as I was speaking.

--------------------------------------------------------------------------------
Cai von Rumohr  - SG Cowen - Analyst


Okay. Terrific. Okay and I assume because Engineered Support also is active in terms of M&A that both companies now -- you're basically going to go into a quiet period until you kind of burn off some of that debt, is that correct?

--------------------------------------------------------------------------------
Mark Newman  - DRS Technologies - President and CEO


That is exactly right. We are very disciplined in our approach to debt. So we are levering up a little bit. Now we're going to slow down and we're going to pay down debt. That's what we're going to focus on.

--------------------------------------------------------------------------------
Cai von Rumohr  - SG Cowen - Analyst


Okay, thank you. Thanks an awful lot. I appreciate it.

--------------------------------------------------------------------------------
Operator


Sam Pearlstein of Wachovia Securities.

--------------------------------------------------------------------------------
Sam Pearlstein  - Wachovia - Analyst


Okay. I just want to, I think Cai just kind of touched on this a little bit. But EASI has been doing 14, 15% EBIT margins. It looks like you're implying about 12% EBITDA margin in your pro forma number. Is the only difference there the intangibles or is there some sort of a mix shift that you are assuming on a going forward basis?

--------------------------------------------------------------------------------
Richard Schneider  - DRS Technologies - CFO


No, it is just the intangibles. We expect their margins to roughly approximate what they've been. They should be consistent with the way they have been running this year.

--------------------------------------------------------------------------------
Sam Pearlstein  - Wachovia - Analyst


Okay. And on that initial fiscal '07, I guess pro forma, are you assuming anything with regards to options expensing or any of the other changes?

--------------------------------------------------------------------------------
Richard Schneider  - DRS Technologies - CFO


No, we are not.

--------------------------------------------------------------------------------
Sam Pearlstein  - Wachovia - Analyst


Okay. Do you have any sense what your -- when we look at the two companies together -- what the mix of fixed-price versus cost plus type of contracts would be? Because you were very heavily fixed-price going --.

--------------------------------------------------------------------------------
Richard Schneider  - DRS Technologies - CFO


They are roughly the same for both companies. So obviously together they will be about the same as well.

--------------------------------------------------------------------------------
Sam Pearlstein  - Wachovia - Analyst


And are there any programs where you might have a profit on profit issue where they might be a sub to you or vice versa?

--------------------------------------------------------------------------------
Richard Schneider  - DRS Technologies - CFO


No.

--------------------------------------------------------------------------------
Sam Pearlstein  - Wachovia - Analyst


Okay. And last question, is there anything changing with regards to your Board or management now because this is obviously a pretty sizable increase in the combined company in terms of some of the people from Engineered Support?

--------------------------------------------------------------------------------
Mark Newman  - DRS Technologies - President and CEO


There are no changes relative to that. I mean what we are going to pick up is a very, very competent organization that a big chunk of which will actually just translate into a group organization like we do with our other two groups. So we are picking up a great management team with Engineered Support that we are very excited about. There will be some additions that we're going to have to bring into the corporate office in some of the areas. But that is pretty normal. But I think on balance they are coming with such a strong team that we've got a lot of good talent to draw on.

--------------------------------------------------------------------------------
Sam Pearlstein  - Wachovia - Analyst


Okay. And are you going to run it as a stand-alone for some period of time and then start to integrate the individual businesses like you did with Integrated Defense?

--------------------------------------------------------------------------------
Mark Newman  - DRS Technologies - President and CEO


What is different here than on IDT is that remember with IDT we had three groups at the time that we were talking about integrating. And then we just took IDT, put it aside and we said we were going to run that as a separate group until we figure out what to do with it. Here, because there really was a lot in common with the businesses.

Here there are pieces of all the businesses that have things in common so what you may find when the smoke clears within a year is that some elements may report into a different group and vice versa. And when the smoke all clears you will end up what about three billion dollar groups is the way we're looking at it. But right now we will take the whole thing and just treat it as a one stand-alone group.

--------------------------------------------------------------------------------
Sam Pearlstein  - Wachovia - Analyst


Okay. Thank you.

--------------------------------------------------------------------------------
Operator


(OPERATOR INSTRUCTIONS) Ferat Ongoren with Citigroup.

--------------------------------------------------------------------------------
Ferat Ongoren  - Citigroup - Analyst


Good morning.

--------------------------------------------------------------------------------
Mark Newman  - DRS Technologies - President and CEO


Hi, Ferat. How are you doing?

--------------------------------------------------------------------------------
Ferat Ongoren  - Citigroup - Analyst


Good. One quick question on the Homeland Security front. Could you tell us the pro forma revenues coming from Homeland Security spending? Or is it a percentage of pro forma revenues?

--------------------------------------------------------------------------------
Mark Newman  - DRS Technologies - President and CEO


Right now we're probably looking at about $50 million in revenue between the two companies which I think is a tremendous start in that nascent market.

--------------------------------------------------------------------------------
Ferat Ongoren  - Citigroup - Analyst


Okay. And if you basically look at the Air Force side obviously your exposure to Air Force is increasing with the acquisition. Is it more on the space front or is it primarily planes?

--------------------------------------------------------------------------------
Mark Newman  - DRS Technologies - President and CEO


Well, actually you've got some with automatic test equipment that they do. You've got some of the support services that they do whether it's generator sets for airplanes or the tonner of course that will have an ongoing maintenance and support contract. We do a lot of the intelligence stuff some of which goes to the Air Force, so we don't include it strictly in intelligence. So it is going to be a very nice mix of Air Force business.

--------------------------------------------------------------------------------
Ferat Ongoren  - Citigroup - Analyst


Okay. In terms of the working capital liquidation opportunities after the IDT deal we were able to create significant cash flow out of working capital. Do we have other cash flow generation opportunities here? After the acquisition?

--------------------------------------------------------------------------------
Richard Schneider  - DRS Technologies - CFO


I'm not sure I totally understood the question, Ferat.

--------------------------------------------------------------------------------
Ferat Ongoren  - Citigroup - Analyst


If you look if you basically look at the cash flow projections that you have in house. I mean what are the critical factors that will enable you to generate more cash flow in '07 than you factor in right now? Because after the IDT acquisition it seems like the working capital of IDT came down significantly and it helped you a lot. Do we see similar opportunities here or is it a different business model which doesn't give you that opportunity?

--------------------------------------------------------------------------------
Richard Schneider  - DRS Technologies - CFO


No, I don't see a onetime pop like we got with IDT. They've been very good at managing their cash flow. And it has been very strong. And when we added to our strong cash flow we expect to generate very strong cash flow. That is why we are comfortable with the leverage starting out where it is at.


--------------------------------------------------------------------------------
Ferat Ongoren - Citigroup - Analyst


Okay. And one final question. The tax rate -- what is the projection after the merger?

--------------------------------------------------------------------------------
Richard Schneider  - DRS Technologies - CFO


Tax rate will come down. Their effective tax rate has been lower than ours. If you want to put your model, you could start it out at about 41%.

--------------------------------------------------------------------------------
Operator


Patrick McCarthy from FBR.

--------------------------------------------------------------------------------
Patrick McCarthy - Friedman, Billings, Ramsey - Analyst


Good morning. My question was from a funding perspectives and I'm not sure if you have this information available. But do you have a percentage of what engineers revenues are from the O&M account versus the investment account? And then would you also have some sort of kind of guidelines on what percentage of the funding has been coming from the regular budget as compared to supplemental budgets?

--------------------------------------------------------------------------------
Richard Schneider  - DRS Technologies - CFO


Roughly it's been about 50-50. That is about as finite as I can give you at this point.

--------------------------------------------------------------------------------
Patrick McCarthy  - Friedman, Billings, Ramsey - Analyst


On the O&M and investment spending?

--------------------------------------------------------------------------------
Richard Schneider  - DRS Technologies - CFO


Correct.

--------------------------------------------------------------------------------
Patrick McCarthy  - Friedman, Billings, Ramsey - Analyst


Anything on the regular versus supplemental, how much have they benefited from the supplemental process?

--------------------------------------------------------------------------------
Mark Newman  - DRS Technologies - President and CEO


They've got, they think this year about $100 million.

--------------------------------------------------------------------------------
Richard Schneider  - DRS Technologies - CFO


In bookings.

--------------------------------------------------------------------------------
Mark Newman  - DRS Technologies - President and CEO


Remember, bookings don't translate to sales. There is a lag time.

--------------------------------------------------------------------------------
Patrick McCarthy  - Friedman, Billings, Ramsey - Analyst


Sure. Okay, great. Thank you.

--------------------------------------------------------------------------------
Operator


(OPERATOR INSTRUCTIONS) Peter Arment from JSA Research.

--------------------------------------------------------------------------------
Peter Arment  - JSA Research - Analyst


Good morning, Mark, Rich. Question on the maybe you could describe the EASI's service business a little bit; the growth has been tremendous there, 59% over the last nine months. I guess a lot of that is tied to reset activity and supporting a lot of the operations we have going on overseas. Maybe if you could just give us a little more color on the support there and the outlook there?

--------------------------------------------------------------------------------
Mark Newman  - DRS Technologies - President and CEO


Well, maybe, I will let Gerry kick in on that because he is closer to it.

--------------------------------------------------------------------------------
Gerry Potthoff  - Engineered Support Systems - Vice Chairman and CEO


The chronometer portion of the growth and services has been in telecommunications business for the obvious reasons; the military needs more of it and not just in the current theater. A big customer such as special operation forces and these guys are more on the move, they need niche bandwidth, they need a lot of deployable communication sets. And so that has been very big certainly the involvement we have in the theater in putting in infrastructure for a comp
(ph) -- just a lot of basic services. That has been good for us.

And then some of the accelerator parts of their business, their services business has been very good; the classic logistics part of services.


--------------------------------------------------------------------------------
Peter Arment  - JSA Research - Analyst


Great, thanks. That is very helpful. Congratulations.


--------------------------------------------------------------------------------
Mark Newman  - DRS Technologies - President and CEO


Thank you.

--------------------------------------------------------------------------------
Operator


Heidi Wood (ph) from Morgan Stanley.

--------------------------------------------------------------------------------
Greg Alexopoulos  - Morgan Stanley - Analyst


Good morning, gentlemen. This is actually Greg Alexopoulos (ph) for Heidi. Mark, can you give us an idea how much of the satellite communications business is in the classified arena?

--------------------------------------------------------------------------------
Mark Newman  - DRS Technologies - President and CEO


Probably maybe 50% of it.

--------------------------------------------------------------------------------
Greg Alexopoulos  - Morgan Stanley - Analyst


And in terms of integrating the business, this is going to be a considerably much larger acquisition than anything you've done to date. What gives you or why do you think this is going to be as successful as the previous acquisitions that you've taken to date?

--------------------------------------------------------------------------------
Mark Newman  - DRS Technologies - President and CEO


I think the most important thing you should look at here is that with this acquisition we're bringing in a very, very seasoned management team. Even IDT which had a great team, their whole top layer was part of VERITAS so, they were coming out of a different environment. The environment at Engineered Support are many, many long-term managers who have grown up with the business. And really know their business. I think you've got some great people that we're bringing on. They've done a lot in terms of acquisitions so they understand the cultural problems that you are faced with in creating a new culture for a company.

So they are going to be -- it will be a lot easier actually I think to integrate this business than anything else we've done. We're not talking about a little entrepreneurial business; we're not talking about a piece of a very large company. We're talking about a stand-alone, public company that has tons of experience in integration. I think if you take a look at both our track records, their track record and our track record, we show that we know how to do acquisitions and we know how to make them successful. That is why they are as profitable as we they are and we are as profitable as we are. So I think you've got a great combination here.

--------------------------------------------------------------------------------
Greg Alexopoulos  - Morgan Stanley - Analyst


And you mentioned during the integration that you may be moving some parts of the business in different groups. How long do you think it will take to fully integrate this business?

--------------------------------------------------------------------------------
Mark Newman  - DRS Technologies - President and CEO


Keep in mind when I'm talking about moving, I'm not talking about physically moving them.

--------------------------------------------------------------------------------
Greg Alexopoulos - Morgan Stanley - Analyst


Right.

--------------------------------------------------------------------------------
Mark Newman  - DRS Technologies - President and CEO


What I'm talking about is the businesses stay where they are they may report up through different group structures. And that is not really critical to the success of the deal. It is just a very value added kind of thing that if we could support our customers better we get some of the marketing groups working closer together.

We're going to start off over the next couple of months getting to know each other and not better, having continuous meetings and figuring out the best approach to take. We're going to learn about each other. So keep in mind these are both very experienced integration teams. We're very, very conscious of the importance of people in all these companies and the cultures that exist in these companies. And we're not going to do anything to disrupt those kinds of things.

--------------------------------------------------------------------------------
Greg Alexopoulos  - Morgan Stanley - Analyst


And finally in terms of the services business, drilling down a little bit more, can you give us an idea what percentage goes to the different military services?

--------------------------------------------------------------------------------
Mark Newman  - DRS Technologies - President and CEO


I don't have that at the top of my head. Do you guys? Sometimes you don't think in those terms.

--------------------------------------------------------------------------------
Gerry Potthoff  - Engineered Support Systems - Vice Chairman and CEO


In our -- our part of our services business, army would be probably 60 to 70%.

--------------------------------------------------------------------------------
Unidentified Company Representative


Yes, I'd say 50. 50% for the Army, 40% for the Air Force and then the balance right between (inaudible) on the space side of the Spacelink and the Coast Guard.

--------------------------------------------------------------------------------
Greg Alexopoulos  - Morgan Stanley - Analyst


Great. Thank you very much.

--------------------------------------------------------------------------------
Operator


Michael French from Kaufman Brothers.

--------------------------------------------------------------------------------
Michael French  - Kaufman Brothers - Analyst


Good afternoon everyone. I have a follow-up question to a Homeland Security question that was asked a little bit earlier.

--------------------------------------------------------------------------------
Mark Newman  - DRS Technologies - President and CEO


Right.

--------------------------------------------------------------------------------
Michael French  - Kaufman Brothers - Analyst


For the 2.9 billion that you are estimating for '07, what is the assumption for DHS spending?

--------------------------------------------------------------------------------
Mark Newman  - DRS Technologies - President and CEO


Are you talking about DHS spending with us or are you talking about overall DHS spending?

--------------------------------------------------------------------------------
Michael French  - Kaufman Brothers - Analyst


With you.

--------------------------------------------------------------------------------
Mark Newman  - DRS Technologies - President and CEO


I think we're looking at somewhere in the $50 million range.

--------------------------------------------------------------------------------
Michael French  - Kaufman Brothers - Analyst


So relatively flat from this year?

--------------------------------------------------------------------------------
Mark Newman  - DRS Technologies - President and CEO


Yes. But there is a lot of things that are being looked at, not the least of which a lot of first responder stuff that is going to start coming out of these hurricanes. So I think they are starting to get their act together at DHS. And as that happens you're going to see more and more spending.

--------------------------------------------------------------------------------
Michael French  - Kaufman Brothers - Analyst


It seems like the -- (multiple speakers).

--------------------------------------------------------------------------------
Richard Schneider  - DRS Technologies - CFO


That's where some of the upside to our model could come from.

--------------------------------------------------------------------------------
Mark Newman  - DRS Technologies - President and CEO


Remember it was just recently that the National Guard said they are going to need 1.3 billion in new equipment to fight future disasters. I think that is something that you should really look at. And you are going to see that in the supplemental bill for Hurricane Katrina. What they are finding now is they've got a big shortage in trucks, engineering equipment, night vision goggles; these are all things that we're involved with that we're going to see pickups on, both companies.

--------------------------------------------------------------------------------
Michael French  - Kaufman Brothers - Analyst


I would agree with that 100%. I think your estimate sounds very conservative. It could easily be doubled if not tripled what you're talking about.

--------------------------------------------------------------------------------
Mark Newman  - DRS Technologies - President and CEO


We are trying to present a conservative picture. And you know obviously as we learn more, we will present more.

--------------------------------------------------------------------------------
Michael French  - Kaufman Brothers - Analyst


Okay, great. That seems like an excellent strategy. And I have one more question on the bigger picture. Obviously the Pentagon is conducting a quadrennial review and people are expecting some pretty significant changes. I'm wondering if you're anticipating any changes that will create opportunities that this transaction will help you address?

--------------------------------------------------------------------------------
Mark Newman  - DRS Technologies - President and CEO


I think you've got to remember that the DOD was spending a lot of money even before rock (ph). There was a major cap in capitalization that two place in really if you look at the '90s how the military was so short changed. I think you will see some movement perhaps in some major programs. But I think you're going to see a lot of spending in the areas that we're involved with, soldiers systems, maintaining the soldier's habitat, reset of equipment as it either becomes back from theater or just has to get fixed.

So we will have to see what the QDR physically says when it comes out. And as you know, a QDR is nothing more than a strategic plan, right, that changes when other elements change. You know there are things that go on in the world all the time. But I think we have to wait and see what comes out of that but I'm pretty confident that 99% of the areas that we are involved with are going to stay very strong through that process. I think the company is very, very well-positioned no matter which way they go in some of the big weapons programs.

--------------------------------------------------------------------------------
Michael French  - Kaufman Brothers - Analyst


Okay, thank you and good luck.

--------------------------------------------------------------------------------
Mark Newman  - DRS Technologies - President and CEO


Thanks.

--------------------------------------------------------------------------------
Operator


Noah Popinet (ph) from Thomas Weisel Partners.

--------------------------------------------------------------------------------
Alex Motamed  - Thomas Weisel Partners - Analyst


Actually this is Alex Motamed and I just had a question on the EASI management team coming over. Is there any agreement on how long the current team would stay in place during the integration process?

--------------------------------------------------------------------------------
Mark Newman  - DRS Technologies - President and CEO


I think Dan Rodrigues who is currently the President and COO is going to stay with the business. That is his intention and so they are all coming with the process. And the other key players whether it is Gerry Potthoff or Gary Gerhardt have offered up their services to assist in any way possible to keep -- make this successful. Because they've put a lot of years of their life into this company and they care about the company and they want to see it happen.

I think we have a very good situation here where the key management is going to help make this a success.

--------------------------------------------------------------------------------
Alex Motamed  - Thomas Weisel Partners - Analyst


Great. Is there anything in your review so far of Engineered Support where you might think of reshaping the portfolio maybe have some small divestitures?

--------------------------------------------------------------------------------
Mark Newman  - DRS Technologies - President and CEO


It's a little too soon to even be thinking about that.

--------------------------------------------------------------------------------
Alex Motamed  - Thomas Weisel Partners - Analyst


Okay, great. Thank you very much.

--------------------------------------------------------------------------------
Operator


Alexi Coscoros from Bear Stearns.

--------------------------------------------------------------------------------
Alexi Coscoros  - Bear Stearns - Analyst


Hi there. Good morning. Rich, I was just wondering if we could go over your free cash flow assumptions just for second just to see how quickly you guys anticipate delevering? Just by my estimate we had something like EBITDA about 380, 400; interest expense about 90. And then what is the CapEx number you see on the combined basis? And are these numbers close to what you anticipate over the short term?

--------------------------------------------------------------------------------
Richard Schneider  - DRS Technologies - CFO


Let's talk about fiscal '07 because that will be the first full year of operations. We're looking at EBITDA of about 430 million; interest expense I said earlier about 124 million; so it's higher than the number you just put out; CapEx around 55 million. I see free cash flow in the first year at about 125 million and in our model we are assuming that about $110 million is done to bring down the debt.

--------------------------------------------------------------------------------
Alexi Coscoros  - Bear Stearns - Analyst


In terms of where you are in terms of a leveraged  target,  currently you are at
2.6 times net on a LPM (ph) basis, is that where you'd like to be? And to tie in that it's taken you about two years to make a major acquisition since IDT. Do you anticipate having the same length of time without making acquisitions?

--------------------------------------------------------------------------------
Richard Schneider  - DRS Technologies - CFO


Yes, most likely. We've said whenever we have been asked the question that from a leverage standpoint we're comfortable at 3.5 times debt to EBITDA. And we've always said that we will probably never be at that 3.5 times, we will either be above or below it but we will always be trying to get back to that point. Right now based on our model we expect to get back to that 3.5 times sometime in fiscal 2009. At the end we expect to close fiscal 2008 slightly above that at
3.8 times.

--------------------------------------------------------------------------------
Alexi Coscoros  - Bear Stearns - Analyst


In terms of the rating agencies, have you spoken to the rating agencies regarding the subnotes? Because you are layering at this point would be anticipation -- if layer ahead about 500 of senior notes. Do you have a sense and have they given you any direction that you lose your single B rating?

--------------------------------------------------------------------------------
Richard Schneider  - DRS Technologies - CFO


Obviously we gave them a heads up that we'd be having this conference call and that this transaction was imminent. But now we will sit down and put a lot more meat on the bone.

--------------------------------------------------------------------------------
Alexi Coscoros  - Bear Stearns - Analyst


Great, thank you very much.

--------------------------------------------------------------------------------
Richard Schneider  - DRS Technologies - CFO


You are welcome.

--------------------------------------------------------------------------------
Operator


Howard Rubel from Jefferies.

--------------------------------------------------------------------------------
Howard Rubel  - Jefferies & Co. - Analyst


Thank you very much. I just want to go back one more time to the -- sorry -- but to this growth rate combination Mark. Is there opportunities to go to the market so that you'll be able to -- and I think you talked a little bit about pulling through product? Could you just address that a little bit more and highlight some of the other opportunities related to that?

--------------------------------------------------------------------------------
Mark Newman  - DRS Technologies - President and CEO


I think because a lot of that really touches on the competitive nature of our business with other competitors and stuff. I think it's a little premature and that is why I said we'd put together a pretty conservative picture that we believe we're looking at. I will tell you the Army, as most of you probably saw and this is an Army announcement that came out on either Friday or Monday about a large program that we won. The Joint Tactical Terminal. That was a program that saw a number of our divisions come together. The people that came with Paravon (ph) out in Dayton Ohio, the people that came with IDT in Gaithersburg, Maryland and then a little company that we bought many years ago, General Atronics, which is our communications company in Wyndmoor, Pennsylvania.

They all got together, bid on a job that alone none of them could have bid on probably wouldn't have even thought to bid on. And we were very successful. It's an initial award of over $30 million. It's going to a have a total announced award -- was what the end Army announced of about $191 million. And that is something that could never have happened with all of those companies as stand-alone entities.

I think what you start to find is that as you put the businesses together and you begin to work together, guys get to know each other, you find lots of opportunity. We're going to just have to take that and I want to hold that right now as all upside for the future.

--------------------------------------------------------------------------------
Howard Rubel  - Jefferies & Co. - Analyst


Just to follow up on that and then I will quit. Are you also really seeing the Army take the logistics element of its function and give it to contractors and that really they want the soldier to carry guns and go shoot bad guys as opposed or track them and then capture them as opposed to somebody worrying about we will call it the support elements? I mean can you address that a little bit more?

--------------------------------------------------------------------------------
Mark Newman  - DRS Technologies - President and CEO


I think that is exactly what you are seeing. And what we've seen just as DRS stand-alone is that the little elements of our service business and we probably have 50 to $100 million that we do in various types of services is that there is a bigger demand on that and we don't have the infrastructure at DRS to really capitalize on that demand where Engineered Support does.

We could take a lot of what we are already doing in the service and support area and combine it with some of the managers that they have. And I think you could see that business start to grow. That is why you are seeing so much growth and that is why you are seeing such high multiples for service companies out there.

--------------------------------------------------------------------------------
Howard Rubel  - Jefferies & Co. - Analyst


Thank you very much.

--------------------------------------------------------------------------------
Operator


Cai von Rumohr from SG Cowan.

--------------------------------------------------------------------------------
Cai von Rumohr  - SG Cowen - Analyst


I have a question for I guess Mark or Gerry. EASI had a kind of particular effective system of peer groups both functional and market based peer groups to kind of get the separate businesses to work together to kind of win business. How do you see, Gerry, that translating to an environment with DRS? Do you think you can kind of keep the effectiveness you've had in the past and if so how?

--------------------------------------------------------------------------------
Gerry Potthoff  - Engineered Support Systems - Vice Chairman and CEO


I think the answer to the question is yes, yes and yes. We talk a lot (technical difficulty) by our peer groups and an idea and how that may be utilized. The first thing we will do is invite representation from around DRS to sit in on some of our key peer groups to see whether they believe there is really value there.

Our approach has never been to direct people but rather get key people in functional areas and marketing areas and ask them to sit in on some of these peer group sessions that we have and see whether they believe there is value. Once they do that we don't have a problem with sign up. They recognize the value. It is a very simple concept but it really says a whole lot about teamwork. And that is something that we see throughout DRS. That is something we have because of peer groups and I think we're just going to see a whole heck of a lot more of it.

Sometimes it may sound sophisticated but believe me it is very, fundamental to getting people working together. We have an executive sponsor that is typically someone who's running a major part of the business and we they are the group leader who is an expert. So you can imagine how -- we've got 9000 people from which to draw from to get executive leadership and to get group leaders in specific areas for functional requirements and market requirements to sit down and talk. And so I think collectively we are excited about it and we intend to implement it, continue to implement it.


--------------------------------------------------------------------------------
Mark Newman  - DRS Technologies - President and CEO


By the way, Cai, we have similar things that we do at DRS. We actually love this peer group nomenclature that they have. But the way you really get benefit is by getting best practices put in front of people and the only way you do that is getting people from the different organizations to come together in different forms. And so we are already doing that. And I think you'll see that we're going to have a very, very positive relationship because they're coming from the same mindset.

In fact, just last night we were having dinner and we were talking about bringing them in -- the senior people in for our preliminary planning session that we're going to do on Thursday, next Thursday. And the reason we do that is we get all the best minds in the company together to start to talk about where they see their businesses going, and we critique each other. So that is really a formula for success. And I think we're going to keep that going.

--------------------------------------------------------------------------------
Cai von Rumohr  - SG Cowen - Analyst


Okay. Last question. Options clearly has been an important part of motivation for Engineered Support. How do you see handling that, Mark, and kind of lead in to like what sort of impact does that mean on earnings in fiscal '07 as you adopt FAS 123?

--------------------------------------------------------------------------------
Mark Newman  - DRS Technologies - President and CEO


First of all I think a general statement that options have been a great way to motivate people in all of American industry. FAS 123R is probably one of the worst things that has ever happened to American industry because what you are seeing already is a radical cutback on options throughout all of industry not just the defense industry but all of industry. So I think it's a major mistake.

In the case of options for Engineered Support, all the people that had options are going to do very well with their options. So they are pretty happy right now. I think going forward we have a wonderful option plan and we're going to have to figure out how to address that so that we can still generate the kind of numbers we have to generate. And we were looking that as a stand-alone business as they were because it is something as a public company that you have to think about. I think the better thing to do is write your congressmen and tell him that it is a big mistake.

--------------------------------------------------------------------------------
Cai von Rumohr  - SG Cowen - Analyst


But I mean to have any rough sense from the alternatives you've looked at -- you know -- will the FAS -- you talk about 304 -- I mean that number excludes FAS
123. Are we talking -- how big -- what is the range on how big that impact might be on that (inaudible)?

--------------------------------------------------------------------------------
Richard Schneider  - DRS Technologies - CFO


Cai, we've obviously we've been anticipating the implementation of the FASB for a couple of years now. And as a result we've been cutting back the number of options that we've been issuing and we've gone more to restricted stock. It is our estimate for DRS alone that the impact of the implementation was about $0.10 a share for next year. As Mark said, the EASI options will be all paid out; the existing ones will all be paid out as part of the acquisition. And then the key employees will come under our plan and will be eligible for options, restricted stock or some combination of such.

--------------------------------------------------------------------------------
Cai von Rumohr  - SG Cowen - Analyst


Thank you very much.

--------------------------------------------------------------------------------
Mark Newman  - DRS Technologies - President and CEO


You are welcome.

--------------------------------------------------------------------------------
Operator


Steve Binder from Bear Stearns.

--------------------------------------------------------------------------------
Steve Binder  - Bear Stearns - Analyst


Mark, I just wanted two things; one, was modulization (ph), you touched on in the slide show. If you look at the combined companies how much of the combined revenues are really feeding into that process?

--------------------------------------------------------------------------------
Mark Newman  - DRS Technologies - President and CEO


I don't think we've gone into that granularity at this point. There's probably hundreds of millions of dollars here that we're looking at. I think it's a little premature for that particular question right now. But it is a good question.

--------------------------------------------------------------------------------
Steve Binder  - Bear Stearns - Analyst


Yes. And just the other thing was just from big picture standpoint when you look at Engineered Support's revenues, you know you touched a lot on how much is complementary, how much is a strategic thrust. But when you look at their revenue base, what would your guess be? What percentage of it really tucks in very closely to what you do now?

--------------------------------------------------------------------------------
Mark Newman  - DRS Technologies - President and CEO


There is probably maybe 10 to 20% of their business that would tuck in nicely with ours. If I had to guess at the top of my head in terms of the similar kinds of things that we do. For example, we are involved with the SCOUT and SQUIRE radars. They are involved with the MSTAR radar. So obviously there is a productline that we could come together on in terms of delivering for our customer.

They have a few little IR pieces of equipment. We are very heavy in IR. There's some areas there that I think we can add strength to both of us in. So what we're going to do now over the next couple of months is really get into tremendous detail on each other's programs; get to know all the people and start searching that kind of stuff out. I think one of the slides -- did you get the slides as they were coming through?

--------------------------------------------------------------------------------
Steve Binder  - Bear Stearns - Analyst


Yes.

--------------------------------------------------------------------------------
Mark Newman  - DRS Technologies - President and CEO


So if you look at that complementary product base expansion, what you see in all these different areas are places where they are strong and areas that we are strong but how we think they are going to come together. One of the real interesting ones I think is in the power business where we've been getting into Army power through electric drive and some of these other initiatives. They are already doing generators and a lot of that is going to the same customer community. So what we're going to do is we characterize it here as like if you put it in the terms of our focal plane arrays we do uncooled focal planes and we do cool focal planes. There is need for both and we're addressing the same customer base. So we now get to pick and choose perhaps in future programs where there is a need for one or the other.

So these are all things that are going to start to develop as time goes on.

--------------------------------------------------------------------------------
Operator


At this time there are no further questions in the queue. I would like to turn the call back to our speakers today for any additional or closing remarks.

--------------------------------------------------------------------------------
Mark Newman  - DRS Technologies - President and CEO


I'd say just in general first thank you all for joining us. I think this is going to be a great thing for both of the companies and all the people involved, the customer communities and absolutely for the stockholders in our respective companies. And I'm looking forward to a long, long relationship with all the people at Engineered Support. Thank you very much.

--------------------------------------------------------------------------------
Operator


Thank  you  everyone  for  your   participation.   That  does  conclude  today's
conference.

--------------------------------------------------------------------------------

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(C)  2005  Thomson  Financial.  Republished  with  permission.  No  part of this
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

         SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: This communication contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on management's beliefs and assumptions, current expectations, estimates and projections. Such statements, including statements relating to DRS Technologies' and Engineered Support Systems' expectations for future financial performance, are not considered historical facts and are considered forward-looking statements under the federal securities laws. These statements may contain words such as "believes," "anticipates," "plans," "expects," "intends," "estimates" or similar expressions. These statements are not guarantees of the companies' future performance and are subject to risks, uncertainties and other important factors that could cause actual performance or achievements to differ materially from those expressed or implied by these forward-looking statements and include, without limitation, demand and competition for such companies' products and other risks or uncertainties detailed in such companies' Securities and Exchange Commission filings. Given these uncertainties, you should not rely on forward-looking statements. Such forward-looking statements speak only as of the date on which they were made, and the companies undertake no obligations to update any forward-looking statements, whether as a result of new information, future events or otherwise.

         ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT: DRS Technologies and Engineered Support Systems intend to file with the Securities and Exchange Commission one or more registration statements on Form S-4 that will include a joint prospectus and proxy statement to stockholders of DRS Technologies, Inc. and Engineered Support Systems, Inc. and other relevant documents in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF DRS TECHNOLOGIES AND ENGINEERED SUPPORT SYSTEMS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT MATERIALS IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DRS TECHNOLOGIES, ENGINEERED SUPPORT SYSTEMS AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of these materials (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission's web site at www.sec.gov. A free copy of the joint proxy statement/prospectus, when it becomes available, also may be obtained from Engineered Support Systems, Inc., 201 Evans Lane, St. Louis, MO 63121, Attn: Investor Relations, and from DRS Technologies, Inc., 5 Sylvan Way, Parsippany, NJ 07054, Attn: Investor Relations. In addition, investors and security holders may access copies of the documents filed with the Securities and Exchange Commission by Engineered Support Systems on its web site at http://www.engineeredsupport.com, and investors and security holders may access copies of the documents filed with the Securities and Exchange Commission by DRS Technologies on its web site at http://www.drs.com. Engineered Support Systems, DRS Technologies and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the proposed transaction. Information regarding DRS Technologies' directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by DRS Technologies on June 30, 2005, and information regarding Engineered Support Systems' directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by Engineered Support Systems on January 31, 2005. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the Securities and Exchange Commission when they become available.

         This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.